UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

CANNABICS PHARMACEUTICALS, INC.

(Name of Issuer)

COMMON

(Title of Class of Securities)

13764M 100

(CUSIP Number)

CANNABICS INC.

108 WEST 13th ST

WILMINGTON, DE 19801

877 424-2429

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 8th, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13764M 100	13D	Page 2 of 3 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cannabics, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 20,500,000
	8.	SHARED VOTING POWER 00,000
	9.	SOLE DISPOSITIVE POWER 00,000
	10.	SHARED DISPOSITIVE POWER 00,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,500,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 13764M 100	13D	Page 2 of 3 Pages

Item 1.  Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.0001 ("Common Stock") of Cannabics Pharmaceuticals Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at #3 Bethesda Metro Center, Suite 700, Bethesda, MD 20814.

Item 2.  Identity and Background.

This Schedule 13D is being filed by Cannabics Inc., a Delaware Corporation (the “Reporting Person”). The Reporting Person is a corporation with a principal business address of 108 West 13th St, Wilmington, Delaware, 19801.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding, nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 3.  Source or Amount of Funds or Other Consideration.

On April 25, 2014, the Reporting Person entered into an agreement for the sale of 20,500,000 shares of the Common Stock from Thomas Mills for a purchase price of $198,000.

Item 5.  Interest in Securities of the Issuer.

Except as disclosed herein, during the sixty days prior to May 8th, 2014, the Reporting Person did not engage in any transactions involving the Common Stock.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described elsewhere in this Schedule 13-D, there are no contracts, arrangements, understanding or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.

CUSIP No. 13764M 100	13D	Page 3 of 3 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CANNABICS, INC

/s/ ZOHAR KOREN ZOHAR KOREN, DIR

/s/ EYAL BALLAN EYAL BALLAN, DIR.

/s/ ITAMAR BOROCHOV ITAMAR BOROCHOV, DIR. Dated: June 25, 2014